Exhibit 99.1

Hydro One Limited Announces Voting Results from Annual Meeting of Shareholders

TORONTO, May 26, 2021 – Hydro One Limited (Hydro One) (TSX: H), in accordance with Toronto Stock Exchange requirements, announced the voting results from its virtual Annual Meeting of Shareholders (AGM) held on May 26, 2021.

A total of 509,165,748 shares representing 85.17% of Hydro One’s issued and outstanding common shares were voted in connection with the meeting. Shareholders voted in favour of all items of business put forth at the meeting as follows:

Election of Directors:

Each of the 11 director nominees listed in the information circular for the 2021 AGM were elected as directors of Hydro One to serve until the next annual meeting of shareholders of the company or until their successors are elected or appointed:

Director	Votes For (percent)	Votes Withheld (percent)
Cherie Brant	99.94%	0.06%
Blair Cowper-Smith	99.68%	0.32%
David Hay	99.97%	0.03%
Timothy Hodgson	99.93%	0.07%
Jessica McDonald	99.97%	0.03%
Stacey Mowbray	99.97%	0.03%
Mark Poweska	99.97%	0.03%
Russel Robertson	99.19%	0.81%
William Sheffield	99.97%	0.03%
Melissa Sonberg	98.85%	1.15%
Susan Wolburgh Jenah	99.97%	0.03%

Appointment of External Auditors:

KPMG LLP was appointed as Hydro One’s external auditors for the ensuing year and the directors were authorized to fix their remuneration:

Votes For (percent)	Votes Withheld (percent)
99.92%	0.08%

Advisory Resolution on Approach to Executive Compensation:

The advisory resolution on the company’s approach to executive compensation was approved:

Votes For (percent)	Votes Against (percent)
98.42%	1.58%

About Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.

Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about our governance practices, corporate social responsibility, customer solutions, and further information about our business.

For further information, please contact:

Investors:

Omar Javed

Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage

Vice President, Communications and Marketing

media.relations@hydroone.com, 416-345-6868